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                          December 26, 2023

       W. Marc Hertz, Ph.D.
       President and Chief Executive Officer
       GRI Bio, Inc.
       2223 Avenida de la Playa, #208
       La Jolla, CA 92037

                                                        Re: GRI Bio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 21,
2023
                                                            File No. 333-276205

       Dear W. Marc Hertz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jason Miller, Esq.